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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               Procyon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  74 2806 30 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Regina W. Anderson
                            1300 S. Highland Avenue
                           Clearwater, Florida 33756
                                 (727) 447-2998
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 12, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74 2806 30 0

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Regina W. Anderson
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    72,500 shares of common stock
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    72,500 shares of common stock
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     72,500 shares of common stock
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     .9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 742806 30 0

________________________________________________________________________________
Item 1.  Security and Issuer.

         Common stock

         Procyon Corporation
         1300 S. Highland Ave.
         Clearwater, FL  33756
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Regina W. Anderson

     (b)  1300 S. Highland Ave.
          Clearwater, FL  33756

     (c)  CEO/President of Procyon Corporation
          1300 S. Highland Ave.
          Clearwater, FL  33756

     (d)  NO

     (e)  NO

     (f)  USA

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     Ms. Anderson purchased the 72,500 shares of common stock using her personal funds.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     Ms. Anderson acquired the reported shares for personal investment. Ms. Anderson has no plans or purposes which would relate to or result in any of the actions enumerated in Item 4 (a) through (j) of Schedule 13D.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) The 72,500 shares of common stock beneficially owned by Ms. Anderson constitute 0.9% of the total outstanding common stock of Procyon Corporation.

     (b) Ms. Anderson has sole power to vote or to direct the vote and to dispose or to direct the disposition of the 72,500 shares of Common Stock reported as beneficially owned herein.

     (c) None. The Common stock and options to purchase Common stock previously reported as being beneficially owned by Ms. Anderson were transferred to the John C. Anderson Trust pursuant to the terms of the Trust on or about April 12, 2007. Prior to that time, after the death of John C. Anderson in August 2005, the Common stock and options to purchase Common stock were held by the estate of John C. Anderson, Regina W. Anderson administrator.

     (d)  None

     (e) Ms. Anderson ceased to beneficially own over five percent of the outstanding Common stock of Procyon Corporation on or about April 12, 2007, when, as Administrator of the Estate of John C. Anderson, she completed the transfer of the reported shares and options to the John
          C. Anderson Trust.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

     None

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        April 27, 2007
                                        ----------------------------------------
                                                         (Date)


                                        /s/ Regina W. Anderson
                                        ----------------------------------------
                                                       (Signature)


                                        Regina W. Anderson - CEO / President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).